CONTINENTAL MINERALS CORPORATION
Suite 1020 - 800 West Pender Street
Vancouver, British Columbia V6C 2V6
Telephone: (604) 684-6365      Fax: (604) 684-8092

NOTICE OF ANNUAL AND EXTRA ORDINARY GENERAL MEETING OF SHAREHOLDERS

The annual and extraordinary general meeting (the “Meeting”) of Shareholders of Continental Minerals Corporation (the “Company”) will be held at 1020 – 800 West Pender Street, Vancouver, British Columbia, on June 19, 2006 at 2:00 p.m., local time, for the following purposes:

Annual General Meeting Matters

1.	To receive and consider the report of the directors, the consolidated financial statements for its fiscal period ended December 31, 2005 and the report of the auditor of the Company thereon.

2.	To elect nine directors of the Company for the ensuing year.

3.	To appoint an auditor of the Company for the ensuing year and to authorize the Board, on the recommendation of the audit committee, to fix the auditor’s remuneration.

Extraordinary General Meeting Matters

1.

Share Option Plan - To consider and, if thought advisable, approve an ordinary resolution of disinterested shareholders to amend the Company’s Share Option Plan to create a rolling option plan subject to acceptance of the TSX Venture Exchange.

Other Matters

1.

To consider any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof. Management is not currently aware of any other matters that could come before the Meeting.

An Information Circular and a copy of the consolidated financial statements for the year ended December 31, 2005 and the auditor’s report thereon accompany this Notice. The Information Circular contains details of matters to be considered at the Meeting.

A shareholder who is unable to attend the Meeting in person and who wishes to ensure that such shareholder’s shares will be voted at the Meeting is requested to complete, date and sign the enclosed form of proxy or complete another suitable form of proxy and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular.

If you plan to attend the Meeting you must follow the instructions set out in the form of proxy and in the Information Circular to ensure that your shares will be voted at the Meeting.

DATED at Vancouver, British Columbia, May 23, 2006.

BY ORDER OF THE BOARD

/s/ Gerald Panneton

Gerald Panneton
President and Chief Executive Officer